U.S. Securities and Exchange Commission

September 29, 2022

September 29, 2022

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Paul Cline
Robert Telewicz
Brigitte Lippmann

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)
Registration Statement on Form F-4 Amendment No. 1
Submitted September 23, 2022 CIK No. 0001909417

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2022, relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-4 that was submitted to the Commission by the Company on September 23, 2022 (the “Registration Statement”) and the subsequent discussions held thereafter. Concurrently herewith, the Company has filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment.

Please note that our responses below, insofar as relevant information relates to BOA Acquisition Corp., a Delaware corporation (“BOA”), or matters arising from BOA’s participation in the preparation of the Registration Statement, are based on our discussions with and information received from BOA or its counsel, King & Spalding, LLP, who have similarly participated in the preparation and review of this response letter.

May the Sponsor and the other Initial Stockholders purchase public shares..., page 17

1.

We note your response to comment 4. However, your disclosure still states that “the Initial Stockholders, Selina and/or its affiliates may enter into transactions with investors and others to provide them with incentives to acquire shares of BOA Class A Common Stock or vote their shares in favor of the Business Combination Proposal.” Please revise.

Response: The Company respectfully advises the Staff that it has modified the disclosure on pages 17 and 18 of Amendment No. 2.

Key Metrics, page 194

2.

Please refer to the responses to comments 1 and 2. Please balance your disclosure of open bedspaces by including disclosure of out of order bedspaces as of the same date. Similarly, please also include occupancy and total revenue per bedspace measures that have as their denominator total open bedspaces (including out-of-order beds).

Response: Please see the Company’s response in its response letter dated September 28, 2022 (the “September 28 Response Letter”). The Company respectfully advises the Staff that the Company has modified the disclosure on pages 194 and 195 of Amendment No. 2 to the Registration Statement on Form F-4.

U.S. Securities and Exchange Commission

September 29, 2022

Non-IFRS Financial Measures, page 203

3.

We have considered your response to our prior comment 5 in your response letter dated August 9, 2022. We note that your non-IFRS measures of Adjusted EBITDA and Unit-Level Operating Profit/(Loss) both include an adjustment for rent payments. Please address the following points with respect to your measures:

•	Please revise your calculation of adjusted EBIDTA to remove the rent payment adjustment.

•

Please provide us with an analysis of why you believe excluding rent payments from unit level operating profit/loss measure provides meaningful information to investors. Your response should address (1) why you believe a rent payment adjustment is need to arrive at a measure of until level operating profit and (2) how you determined the rent adjustment should be comprised of current period lease payments rather than lease related expenses that are reflected on your income statement.

•	Please revise to clarify why the unit level operating profit/loss measures in this table do not agree the same titled combined measures in the Segment Reporting footnote on page F-39.

Response: Please see the Company’s response in the September 28 Response Letter. The Company respectfully advises the Staff that the Company has modified the disclosure on pages 46, 187, 202 and 203 of Amendment No. 2.

U.S. Securities and Exchange Commission

September 29, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak

Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC

Jon Grech, Selina Hospitality PLC

Zachary Davis, King & Spalding LLP